March 23, 2006


Mr. Steven Jacobs
Accounting Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
Washington, D.C, 20549

Re:     Interactive Motorsports and Entertainment Corp.
        Form 10-KSB for the year ended December 31, 2004
        File No. 000-30771

Dear Mr. Jacobs,

I am in receipt of your letter dated March 1, 2006. I have once again authorized David Smith of our company to prepare the company's response to your inquiries in the space below.

QUESTION:

We note from your response to comment 2 that you appear to be evaluating the sale of the simulators and management service agreement as two distinct transactions despite your statement that "if the risks of ownership were not transferred with the sale, the management agreement would not have been necessary." Since these agreements were entered into in contemplation of one another, you should evaluate the provisions in both your management agreement and asset purchase agreement to determine whether you have retained substantial risks of ownership in this transaction. In this regard, we note that Section 1 of your management agreement provides that if at any time the simulators are not being utilized to generate revenue for RCSC you are required to secure a replacement lease or, in certain cases, exchange such simulator for one of your existing revenue producing simulators and assign the related lease agreement to RCSC. We also note that the term of your management agreement, and related responsibilities under Section 1, continue for a period until terminated by mutual agreement. In addition, we note that your asset purchase agreement contains a provision in Section 4.12 whereby you are required to provide an unconditional guarantee that minimum payments will be made to RCSC by the operator of the simulator, which you indicate in response to comment 3 is limited to an initial three-year period. In light of these provisions, we are unable to agree with your conclusion that you do not retain substantial risks of ownership related to the sale of your race car simulators to RCSC. As such, please restate your financial statements to account for this transaction as a borrowing in accordance with the guidance provided in paragraphs 21-22 of SFAS 13 or further explain to us why this transaction should not be accounted for as a borrowing.


RESPONSE:

You are correct in stating that we are evaluating the sale of the simulators and the sale of the management agreement as two distinct transactions. The sale of the simulators and the sale of the management agreement were two transactions that occurred simultaneously to each other, and were paid for in one lump sum. As you know from our prior responses, the sale of the simulators is not predicated on the sale of a management agreement. In fact, as we have explained in previous correspondence with the Commission's staff, our experience proves it is more the norm that a management agreement is NOT sold with the sale of simulators.

In the case of the sale of simulators to Race Car Simulation Corp. ("RCSC"), RCSC was abundantly aware of the risks of ownership, and chose to purchase the management agreement as a way to mitigate the risk. Please bear in mind that RCSC did not have the benefit of the relationship that had grown between the Company and these lessees. From the Company's perspective, the simulators sold to RCSC were and continue to be in locations where the probability of an interruption of the revenue stream was extremely minimal. The lessees consisted of (1) a national developer of golf course communities, family entertainment centers, and NASCAR themed family racing centers, (2) Nextel/Sprint, the telecommunications giant, and (3) the owner of 15 foreign and domestic new car dealerships located in the Northeast. All three lessees have substantial wherewithal, and as such, represent a negligible risk from the perspective that the Company will ever be called upon to augment an interruption in the revenue stream to RCSC from these parties.

As you know, Paragraph 21 of SFAS 13 states (emphasis added)

          "The sale of property subject to an operating lease, or of property that is leased by or intended to be leased by the third-party purchaser to another party, shall not be treated as a sale if the seller or any party related to the seller RETAINS SUBSTANTIAL RISKS OF OWNERSHIP retains substantial risks of ownership in the leased property."

The standard dictates that the transaction not be recorded as a sale if the seller retains substantial risks of ownership. The standard does not require that all the risks of ownership transfer to the buyer.

Regarding Section 4.12 of the asset purchase agreement, the guarantee is limited to the term of the existing revenue share or lease agreements, which in no instance is more than three years, and the contracting parties are so financially sound that we consider the risk to the Company to be minimal at best.

Regarding Section 1 of the management agreement, the intent of Section 1(a)(ii) as well as Section 1(b) is to protect RCSC in a "most favored nations" manner by discouraging the Company's installation of its own simulators in lieu of RCSC owned simulators in new or existing RCSC locations within a 60 day period of the termination of a revenue share or lease agreement in place with RCSC. RCSC considers our company a competitor for simulator installations within that 60 day period, and this language was added to limit their risk of not being able activate a new agreement in a new or existing location after the termination of an existing agreement.

This intent is further evidenced by the six month look-back period in determining what simulators, if any, would be exchanged for the RCSC simulators that have been taken out of service. If, during the six month period prior to the RCSC simulator being taken out of service, the Company does not install any simulators in a revenue-producing site, RCSC would not be entitled to an exchange with another of the Company's simulators. RCSC would maintain one of the risks of ownership, that of having a lease expire, and no subsequent lease to continue the revenue stream.

Once again, RCSC added these clauses into the drafts of the agreements to mitigate their risk, but by no means does the language move the majority of the risk from RCSC to the Company. It only serves to make the RSCS simulators a priority for installation within a specified time period and under specified conditions, so the vast majority of the risk of ownership in the simulators remains with RCSC.

It should also be noted that within the Lease agreements, the Operator is obligated to name RCSC as a loss payee and an additional insured on the Operator's insurance policy for any public liability or property damage on the simulator equipment or their use.

Based on this analysis, the Company continues to believe that, due to the financial strength of the current lessees, the revenue stream will continue unabated during the term of the existing agreements,. Because of this, the Company believes that there is negligible risk that the Company would ever be called upon to perform under the guarantee contained in section 4.12 of the asset purchase agreement. This analysis would also show that since there is a high degree of likelihood that the simulators will continue to produce revenue for RCSC, there is minimal risk that Company will be required to act under the provisions of Section 1 of the management agreement. If the Company is required to act under the provisions of Section 1 of the management agreement, the RCSC simulators may be given a priority status for placement within certain periods of time, but they are not guaranteed placement, nor are they guaranteed replacements.

Consequently, the Company continues to believe that the transaction was recorded correctly as a sale of simulators to RCSC. The vast majority of the risks of ownership in the simulators were transferred to RCSC with the sale of the simulators. RCSC continues to bear most of the risks of ownership, including but not limited to, risks related to obsolescence, the cost of applicable property taxes, the risk of incurring losses if expenses are greater than revenues, the risk of default on their debt (if any) in the event cash flow is not sufficient to support their overhead and debt service, the risk of non-payment of the minimum rental payments due from lessees after the initial three year period has expired and the risk of placement of simulators after the initial leases even though the have a "most favored nations" status in certain situations.

In closing, the Company continues to believe that its recording of the December 31, 2004, transaction not only conforms to GAAP, but also meets the standard of fair presentation of our financial statements that we discussed in our prior correspondence with you. The Company strongly believes that if we were to incorporate the treatment of the December 31, 2004, transaction as you have suggested, we would not be fairly presenting the transaction or its impact on our financial statements. The interpretation of the individual accounting and financial reporting standards that you have proposed would lead to misleading financial statements and therefore preclude fair presentation. We would then be placed in the precarious position of having to consider certifying financial statements that we feel the do not fairly present the financial condition of the Company.


                                     * * * *

Please feel free to call me or David Smith if you should have further questions. Our corporate office number is (317) 295-3500. My extension is 107, and David's is 102.

Sincerely,



/s/ William R. Donaldson
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William R. Donaldson
Chief Executive Officer and Chief Financial Officer